

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 17, 2015

Via E-mail
Laurie D. Stezer
Senior Vice President and Chief Financial Officer
Halozyme Therapeutics, Inc.
11388 Sorrento Valley Road
San Diego, CA 92121

> **Re:** **Halozyme Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the Fiscal Quarterly Period Ended June 30, 2015**
> **Filed August 10, 2015**
> **File No. 001-32335**

Dear Ms. Stezer:

We have reviewed your November 20, 2015 response to our comment letter and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2015 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2015
Notes to Condensed Consolidated Financial Statements
4.Collaborative Agreements
Other Collaborations, page 19

1. Refer to your response to our prior comment one. Please provide us proposed disclosure to be included in future periodic filings addressing:
   - In your summary of significant accounting policies' note the accounting policy you follow for the right of your collaborators to elect additional targets in the future; and

- For each applicable agreement discussed in this note, the dollar amount to elect the additional target and your conclusion as to whether the right is substantive and not priced at a more than insignificant discount.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3636 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance